Exhibit 3(i)

CERTIFICATE OF INCORPORATION

OF

GAINBRIDGE LIFE INSURANCE COMPANY

1. The name of the Corporation is Gainbridge Life Insurance Company.

2. The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, City of Wilmington, 19801. The name of the Registered Agent at such location is Corporation Trust Company.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of stock which the Corporation shall have authority to issue is six million (6,000,000) shares of common stock, each with a par value of $1.00.

5. The Corporation is to have perpetual existence.

6. The name and address of the Incorporator is Michael W. Teichman at 1105 North Market Street, 19th Floor, Wilmington, Delaware, 19801.

7. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the Corporation.

8. The business and affairs of the Corporation shall be managed under the direction of the board of directors, the number of members of which shall be set forth in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

9. The holder of a majority of the stock of the Corporation are expressly authorized and empowered to make, amend and repeal the Bylaws of the Corporation.

10. The Corporation may amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware.

11. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this paragraph shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

I, THE UNDERSIGNED, being the Incorporator hereinabove named, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, this 29th day of June, 2022.

By:	/s/ Michael W. Teichman
Michael W. Teichman
Incorporator